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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(*)

                       CONSUMER PORTFOLIO SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   210502 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Arthur E. Levine                              with a copy to:
President                                     Mitchell S. Cohen, Esq.
Levine Leichtman Capital Partners, Inc.       Riordan & McKinzie
335 North Maple Drive, Suite 240              300 South Grand Avenue, 29th Floor
Beverly Hills, California  90025              Los Angeles, California  90071
(310) 275-5335                                (213) 629-4824
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 210502 100              SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Levine Leichtman Capital Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,553,500 (See Item 5)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,553,500 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,553,500 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210502 100              SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      LLCP California Equity Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,553,500 (See Item 5)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,553,500 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,553,500 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210502 100              SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Levine Leichtman Capital Partners, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,553,500 (See Item 5)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,553,500 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,553,500 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210502 100              SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Arthur E. Levine
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,553,500 (See Item 5)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,553,500 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,553,500 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 210502 100              SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lauren B. Leichtman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00 (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            4,553,500 (See Item 5)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,553,500 (See Item 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,553,500 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.6% (See Item 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D originally filed by or on behalf of the Reporting Persons (as such term is defined in Item 2 below) with the Securities and Exchange Commission (the "Commission") on November 25,1998 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the Commission on April 21, 1999 ("Amendment No. 1"), as further amended by Amendment No. 2 filed with the Commission on June 2, 1999 ("Amendment No. 2"). The Original Schedule 13D, as amended by Amendment No.1 and Amendment No.2, is referred to herein as "Amended Schedule 13D." All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in Amended Schedule 13D. All Rule citations used in this Amendment are to the rules promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 1. SECURITY AND ISSUER.

      (a)   Name of Issuer:

            Consumer Portfolio Services, Inc., a California corporation (the "Issuer").

      (b)   Address of Principal Executive Officers of the Issuer:

            16355 Laguna Canyon Road, Irvine, CA 92618

      (c)   Title of Class of Equity Securities:

            Common Stock, no par value per share ("Common Stock").

ITEM 2. IDENTITY AND BACKGROUND

            This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as EXHIBIT 1 to the Original Schedule 13D, among Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren
      B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons").

      (a)   Partnership.

            The Partnership is a limited partnership formed under the laws of the State of California. The address of the principal business or principal office of the Partnership is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

      (b)   General Partner.

            The General Partner is the sole general partner of the Partnership. The address of the principal business or principal office of the General Partner is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

      (c)   Capital Corp.

            Capital Corp. is the sole general partner of the General Partner. The address of the principal business or principal office of Capital Corp. is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

      (d)   Mr. Levine.

            Mr. Levine is a director, the President and a shareholder of Capital Corp. The business address of Mr. Levine is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp.

      (e)   Ms. Leichtman.

            Lauren B. Leichtman is a director, the Chief Executive Officer, Treasurer and Secretary and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer, Treasurer and Secretary of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp.

            During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

            On March 15, 2000, the Issuer issued 103,500 shares of Common Stock (the "March 2000 Shares") to the Partnership pursuant to the terms of (a) an Amended and Restated Securities Purchase Agreement dated as of March 15, 2000 ("March 2000 Securities Purchase Agreement"), between the Partnership and the Issuer, a copy of which is attached as EXHIBIT 1 hereto, which amended and restated the Amended Securities Purchase Agreement and the April 1999 Securiies Purchase Agreement, and (b) a Waiver Agreement dated as of March 15, 2000 (the "Waiver Agreement"), between the Partnership and the Issuer, a copy of which is attached as
      EXHIBIT 2 hereto. No funds of the Partnership were used in acquiring the March 2000 Shares. Instead, the consideration for the issuance of the March 2000 Shares was the waiver by the Partnership of certain defaults and events of default by the Issuer that had occurred under the Amended Securities Purchase Agreement and the April 1999 Securities Purchase Agreement and the completion of the other transactions contemplated by the March 2000 Securities Purchase Agreement.

            One of the transactions contemplated by the March 2000 Securities Purchase Agreement was the purchase by the Partnership of a Secured Senior Note Due 2001 dated March 15, 2000, in the principal amount of 16,000,000, a copy of which is attached as EXHIBIT 3 hereto. The source of funds for the purchase of the Secured Senior Note Due 2001 was capital contributions made by the partners of the Partnership in the aggregate amount of $16,000,000 in response to a Call to Purchase Portfolio Securities dated February 28, 2000. See Items 4 and 6 below for a more detailed discussion of the other transactions completed under the March 2000 Securities Purchase Agreement and related documents.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

            The Partnership acquired the March 2000 Shares pursuant to the terms of the March 2000 Securities Purchase Agreement and the Waiver Agreement. The Partnership acquired the March 2000 Shares for investment purposes only.

            In connection with the acquisition by the Partnership of the March 2000 Shares, the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr. and the Partnership amended and restated the Investor Rights Agreement, as amended by the First Amendment to Investor Rights Agreement dated as of April 15, 1999 (as so amended, the "Amended Investor Rights Agreement"), pursuant to the terms of an Amended and Restated Investor Rights Agreement dated as of March 15, 2000 (the "Amended and Restated Investor Rights Agreement"), a copy of which is attached as EXHIBIT 4 hereto. Pursuant to the Amended and Restated Investor Rights Agreement, the parties thereto amended and restated the investment monitoring, management and other rights granted to the Partnership under the Amended Investor Rights Agreement, including the right of the Partnership to cause the Issuer to appoint or elect a representative of the Partnership as a member of the Board of Directors of the Issuer. As provided in the Amended Investor Rights Agreement, Charles E. Bradley, Sr. and Charles E. Bradley, Jr. have agreed to vote their respective shares of Common Stock in favor of such representative's appointment or election to the Board, and if at any time no Partnership representative is serving on the Board of Directors, the Partnership may exercise observation rights at all meetings of the Board of Directors. Finally, the Partnership and the Issuer will continue to participate jointly in the Operating Committee to review the financial performance and other affairs of the Issuer. See the Amended and Restated Investor Rights Agreement for a more detailed description of the rights granted to the Partnership.

            In addition, the Partnership has acquired from time to time in open market transactions 10.50% Participating Equity Notes ("PENS") previously issued by the Issuer. As of March 15, 2000, the Partnership held $3,614,000 aggregate principal face amount of PENS, consisting of $614,000 aggregate principal face amount of PENS acquired from time to time during the months of November and December of 1999, and $3,000,000 principal face amount of PENS acquired on March 16, 2000. Holders of PENS may convert up to 25% of the principal face amount thereof into shares of Common Stock upon the earliest to occur of (i) April 15, 2004, (ii) the redemption of the Notes at the option of the Issuer and (iii) the redemption of the Notes at the option of the holder as a result of the occurrence of a "Special Redemption Event" (as such term is defined in the PENS). The PENS are not convertible into shares of Common Stock within 60 days. (If the PENS were convertible as of March 15, 2000, the Partnership would have been able to convert its PENS into 89,015 shares of Common Stock (or .44% of the Common Stock then outstanding), assuming a conversion price of $10.15 per share.) In addition, the Partnership did not acquire the PENS with the purpose or effect of changing or influencing the control of the Issuer (or in connection with or as a participant in any transaction having such purpose of effect). Accordingly, pursuant to Rule 13- 3(d)(1)(i), the number of shares of Common Stock into which the PENS would be convertible are not included in the calculation of the number of shares of Common Stock beneficially owned by the Partnership and the other Reporting Persons for purposes of this Schedule 13D. The Partnership may acquire additional PENS from time to time in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)   AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AND PERCENT OF
            CLASS:

            Each Reporting Person is deemed to be the "beneficial owner" (within the meaning of Rule 13d-3(a)) of 4,553,500 shares of Common Stock (1,000 of which may be acquired by the Partnership upon exercise of Warrant No. LLB 5 issued April 15, 1999, and restated upon exercise in part as of May 26, 1999), which constitutes approximately 22.6% of such class. Such percentage is based upon a total of 20,107,501 shares of Common Stock outstanding as of March 15, 2000, and was calculated pursuant to Rule 13d-3(d)(1)(i)(D).

      (b)   VOTING AND DISPOSITIVE POWER:

            The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock.

            By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock.

            By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock.

            By virtue of being the sole directors, executive officers and shareholders of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,553,500 shares of Common Stock.

      (c)   TRANSACTIONS.

      Item 5(c) of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

            As previously described, on March 15, 2000, the Partnership acquired 103,500 shares of Common Stock from the Issuer in a privately negotiated transaction that was consummated in Los Angeles, California. See Items 3, 4 and 5 herein for a more detailed discussion of such transaction.

      (d)   INTERESTS OF OTHER PERSONS:

            Not applicable.

      (e) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF CLASS:

            Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

            Pursuant to the terms of the March 2000 Securities Purchase Agreement, a copy of which is attached as EXHIBIT 1 hereto, the Waiver Agreement, a copy of which is attached as EXHIBIT 2 hereto, and the agreements, instruments and other documents related thereto or contemplated thereby, among other things: (a) the Partnership waived certain defaults and events of default that occurred under the Amended Securities Purchase Agreement and the April 1999 Securities Purchase Agreement, (b) the Partnership and the Issuer amended and restated the Amended Securities Purchase Agreement and the April 1999 Securities Purchase Agreement into, and as provided in, the March 2000 Securities Purchase Agreement, (c) the Partnership and the Issuer amended and restated the Amended Primary Note and the April 1999 Note into one Amended and Restated Secured Senior Note Due 2003 dated March 15, 2000, in the principal amount of $30,000,000, a copy of which is attached as
      EXHIBIT 5 hereto, and (d) the Partnership purchased from the Issuer a Senior Secured Note Due 2001 dated March 15, 2000, in the principal amount of $16,000,000, a copy of which is attached as EXHIBIT 3 hereto. (In addition, the Issuer granted a first priority security interest in substantially all of the Issuer's assets and properties to secure the payment and performance of the two Secured Senior Notes referred to above.) See the March 2000 Securities Purchase Agreement and the Waiver Agreement for a more detailed discussion of the transactions contemplated therein, respectively.

            Pursuant to the Amended and Restated Investor Rights Agreement, a copy of which is attached as EXHIBIT 4 hereto, the parties thereto amended and restated the investment monitoring, management and other rights granted to the Partnership under the Amended Investor Rights Agreement, including the right of the Partnership to cause the Issuer to appoint or elect a representative of the Partnership as a member of the Board of Directors of the Issuer. As provided in the Amended Investor Rights Agreement, Charles E. Bradley, Sr. and Charles E. Bradley, Jr. have agreed to vote their respective shares of Common Stock in favor of such representative's appointment or election to the Board, and if at any time no Partnership representative is serving on the Board of Directors, the Partnership may exercise observation rights at all meetings of the Board of Directors. Finally, the Partnership and the Issuer will continue to participate jointly in the Operating Committee to review the financial performance and other affairs of the Issuer. See the Amended and Restated Investor Rights Agreement for a more detailed description of the rights granted to the Partnership.

            Pursuant to the Amended and Restated Registration Rights Agreement dated as of March 15, 2000, between the Issuer and the Partnership, a copy of which is attached as EXHIBIT 6 hereto, the Partnership and the Issuer amended and restated the registration and other rights set forth in the Registration Rights Agreement dated as of November 17, 1998, as amended by a First Amendment to Registration Rights Agreement dated as of April 15, 1999. Among other things, the Issuer granted demand, piggyback and "Form S-3 registration rights covering (a) all shares of Common Stock issued or issuable upon exercise of the warrants issued by the Issuer to the Partnership and (b) the March 2000 Shares. See the Amended and Restated Registration Rights Agreement for a more detailed description of the registration and other rights granted to the Partnership.

            Pursuant to a Termination and Settlement Agreement with Respect to Investment Agreement and Continuing Guaranty dated as of March 15, 2000, among the Issuer, Stanwich Financial Services Corp. ("Stanwich"), Charles
      E. Bradley, Sr. (CEB Sr."), Charles E. Bradley, Jr. (together with Stanwich and CEB Sr., the "Guarantors") and the Partnership, a copy of which is attached as EXHIBIT 7 hereto, the parties thereto, among other things, terminated the Investment Agreement and Continuing Guaranty (and the Pledge and Security Agreements entered into in connection therewith), the Issuer and the Guarantors released the Partnership from any and all liabilities and obligations based on or related to the Investment Agreement and Continuing Guaranty (and the Pledge and Security Agreements), except as set forth therein, and the Partnership released the Guarantors from any and all liabilities and obligations based on or related to the Investment Agreement and Continuing Guaranty (and the Pledge and Security Agreements), except as set forth therein. See the Termination and Settlement Agreement with Respect to Investment Agreement and Continuing Guaranty for a more detailed description of the transactions completed thereunder.


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

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1. Amended and Restated Securities Purchase Agreement dated as of March 15, 2000, between the Partnership and the Issuer.

      Exhibit 2. Waiver Agreement dated as of March 15, 2000, between the Partnership and the Issuer.

      Exhibit 3. Secured Senior Note Due 2001 in the principal amount of $16,000,000.

      Exhibit 4. Amended and Restated Investor Rights Agreement dated as of March 15, 2000, among the Issuer, Charles E. Bradley, Sr., Charles E. Bradley, Jr. and the Partnership.

      Exhibit 5. Amended and Restated Secured Senior Note Due 2003 in the principal amount of $30,000,000.

      Exhibit 6. Amended and Restated Registration Rights Agreement dated as of March 15, 2000, between the Partnership and the Issuer.

      Exhibit 7. Termination and Settlement Agreement with Respect to Investment Agreement and Continuing Guaranty dated as of March 15, 2000, among the Issuer, Stanwich Financial Services Corp., Charles E. Bradley, Sr., Charles E. Bradley, Jr. and the Partnership.

                             [SIGNATURES TO FOLLOW.]


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 23, 2000        LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
                              a California limited partnership

                              By:  LLCP California Equity Partners, L.P.,
                                   its General Partner

                                   By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                        By: /s/ Arthur E. Levine
                                            ---------------------------------
                                            Arthur E. Levine
                                            President


                              LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                              By:  Levine Leichtman Capital Partners, Inc.,
                                   a California corporation, its General Partner

                                   By: /s/ Arthur E. Levine
                                       --------------------------------------
                                       Arthur E. Levine
                                       President


                              LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                              By: /s/ Arthur E. Levine
                                  -------------------------------------------
                                  Arthur E. Levine
                                  President


                              /s/ Arthur E. Levine
                              -----------------------------------------------
                              ARTHUR E. LEVINE


                              /s/ Lauren B. Leichtman
                              -----------------------------------------------
                              LAUREN B. LEICHTMAN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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